ISSUER FREE WRITING PROSPECTUS

Filed Pursuant to Rule 433

Registration Statement No. 333-156695

Dated December 7, 2011

Alpha Strategies	ETRACS

ETRACS Daily Long-Short VIX ETN

Note profile		Ticker: XVIX
Underlying Index	S&P 500 VIX Futures Term-Structure Index ER™
Issuer	UBS AG	Key features
Issuer Credit Rating[1]	Aa3 (Moody’s); A (S&P); A (Fitch)	Capitalize on the steepness of the short end of the VIX futures curve Historically uncorrelated to stock market returns Convenience of an exchange-traded security
CUSIP	902641596
Primary Exchange	NYSE Arca
Initial Trade Date	November 30, 2010
Maturity Date	November 30, 2040
Fee Amount (%)*	0.85% accrued on a daily basis
*As of March 23, 2011. See “Selected risk considerations” and the disclaimer for more information.

About the ETN

Exchange Traded Access Securities (ETRACS) are innovative investment products offering easy access to markets and strategies that may not be readily available in the existing marketplace.

The ETRACS Daily Long-Short VIX ETN is linked to the performance of the S&P 500 VIX Futures Term-Structure Index Excess Return (the “Index”) — Ticker: SPVXTSER.

About the Index

The Index is a composite Index that measures the return from taking a long 100% position in the S&P 500 VIX Mid-Term Futures™ Index Excess Return (the “Mid-Term Index”) with a short, or inverse, 50% position in the S&P 500 VIX Short-Term Futures™ Index Excess Return (the “Short-Term Index” together with the Mid-Term Index, the “Sub-Indices”), with daily rebalancing of the long and short positions. The performance of the Index is reduced by the Fee Amount of 0.85% per annum, and increased by the Financing Payment. The Index was created in November 2010 and has no performance history prior to that date.

Historical returns

	Since Inception
	Total Return	Annualized Return	3 Month
S&P 500 VIX Futures Term-Structure Index ER™	0.86%	1.73%	5.37%
S&P 500 VIX Mid-Term Futures™ Index ER	-32.66%	-54.75%	-10.78%
S&P 500 VIX Short-Term Futures™ Index ER	-57.01%	-81.60%	-29.41%
S&P 500® Index	13.95%	29.93%	1.35%
CBOE SPX Volatility Index	-34.37%	-57.02%	-15.80%

Historical results for the period from November 30, 2010 through May 31, 2011.

Source: Standard & Poor’s and Dow Jones

Historical performance of the Index and the Sub-Indices is not an indication of future performance. Future performance of the Index and the Sub-Indices may differ significantly from historical performance, either positively or negatively.

The ETRACS ETNs are subject to investor fees. As a result, the return on the ETNs will always be lower than the total return on a direct investment in the Index or the Index constituents.

Index comparisons

The graph illustrates the historical returns of the Index and the Sub-Indices from November 30, 2010 through May 31, 2011 in comparison with other benchmark indices. Historical performance of the Index is not an indication of future performance. Future performance of the Index may differ significantly from historical performance, either positively or negatively. The ETRACS ETNs are subject to investor fees. As a result, the return on the ETNs will always be lower than the total return on a direct investment in the Index or the Index constituents.

ETRACS. Innovative strategies, convenient access	+1-877-ETRACS 5	etracs@ubs.com

Benefits of investing in XVIX

Access to an innovative long-short trading strategy designed to capitalize on potential inefficiencies in the VIX futures market, existing in a market environment where there is systematically high risk-premium for near-term VIX futures contracts relative to Mid-Term VIX futures contracts.

Daily Rebalancing to maintain a consistent long-short exposure ratio to the Mid-Term Index and the Short-Term Index.

Historically Lower Volatility versus traditional long investment in the Mid-Term Index or the Short-Term Index.

Capture of VIX futures risk premium with little exposure to spot VIX, which has historically led to the long-short strategy profiting through periods of rising and falling equity market volatility.

Selected risk considerations

An investment in the ETRACS ETNs involves risks. Selected risks are summarized here, but we urge you to read the more detailed explanation of risks described under “Risk Factors” beginning on page S-15 in the prospectus supplement for the ETRACS ETNs (the “ETRACS Prospectus”). Capitalized terms used below but not defined herein shall have the meanings attributed to them in the ETRACS Prospectus.

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You may lose some or all of your principal — The ETRACS ETNs are exposed to any decline in the level of the Index caused by any daily decrease in the level of the Mid-Term Index and daily increase in the level of the Short-Term Index. If the level of the Index, as affected by the combination of 100% of the long performance of the Mid-Term Index and 50% of the short, or inverse, return of the Short-Term Index, rebalanced daily, is insufficient to offset the negative effect of the Fee Amount, and the Redemption Fee Amount, if applicable, over the relevant period, you will lose some or all of your investment at maturity, call, acceleration or upon early redemption.

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The Mid-Term Index and Short-Term Index may not always correlate in a manner that will result in an increase in the level of the Index — The ETRACS ETNs are linked to the level of the Index, which, in turn, measures the return from taking a 100% long position in the Mid-Term Index and taking a 50% short, or inverse, position in the Short-Term Index, rebalanced daily. We expect the value of the ETRACS ETNs to increase as the level of the Index increases, which will be, generally, in any one of the following three situations: (i) the Mid-Term Index increases while the Short-Term Index decreases; (ii) both the Mid-Term Index and the Short-Term Index increase, and the gain on the Mid-Term Index is more than half of that of the Short-Term Index; or (iii) both the Mid-Term Index and the Short-Term Index decrease, and the loss on the Short-Term Index is more than two times of that on the Mid-Term Index. There can be no assurance, however, that the Mid-Term Index and Short-Term Index will always correlate in a manner that results in an increase in the level of the Index, causing an increase in the value of the ETRACS ETNs.

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Market and volatility risk — The return on the ETRACS ETNs, which may be positive or negative, is directly linked to the level of the Index, which, in turn, measures the return from taking a 100% long position in the Mid-Term Index and taking a 50% short, or inverse, position in the Short-Term Index, rebalanced daily. The performance of the Mid-Term Index and the Short-Term Index are based on the prices of one or more futures contracts on the VIX Index. The VIX Index measures the 30-day forward volatility of the S&P 500® Index as calculated based on the prices of certain put and call options on the S&P 500® Index. The level of the S&P 500® Index, the prices of options on the S&P 500® Index, and the level of the VIX Index are each affected by a variety of factors and may change unpredictably, affecting the value of futures contracts on the VIX Index and, consequently, the level of the Mid-Term Index, the Short-Term Index, the Index and the value of your ETRACS ETNs in unforeseeable ways.

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Credit of UBS — The ETRACS ETNs are senior unsecured debt obligations of the issuer, UBS, and are not, either directly or indirectly, an obligation of or guaranteed by any third party. Any payment to be made on the ETRACS ETNs, including any payment at maturity, call, acceleration or upon early redemption, depends on the ability of UBS to satisfy its obligations as they come due. As a result, the actual and perceived creditworthiness of UBS will affect the market value, if any, of the ETRACS ETNs prior to maturity, call, acceleration or early redemption. In addition, in the event UBS were to default on its obligations, you may not receive any amounts owed to you under the terms of the ETRACS ETNs.

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Limited performance history — The return on the ETRACS ETNs is linked to the performance of the Index, which was introduced in November 2010. As a result, the Index has a limited performance history, and it is uncertain how the index will perform. Limited historical information will be available for you to consider in making an independent investigation of the Index performance, which may make it more difficult for you to make an informed decision with respect to an investment in the ETRACS ETNs than if the Index had a longer performance history.

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A trading market for the ETRACS ETNs may not develop — Although the ETRACS ETNs are listed on NYSE Arca, a trading market for the ETRACS ETNs may not develop. Certain affiliates of UBS may engage in limited purchase and resale transactions in the ETRACS ETNs, although they are not required to and may stop at any time. We are not required to maintain any listing of the ETRACS ETNs on NYSE Arca or any other exchange. Therefore, the liquidity of the ETRACS ETNs may be limited.

•	No interest payments from the ETRACS ETNs — You will not receive any interest payments on the ETRACS ETNs.

•	The ETRACS ETNs are designed as a trading product for sophisticated investors and should not be used as a buy and hold investment.

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Minimum redemption amount — You must elect to redeem at least 50,000 ETRACS ETNs for UBS to repurchase your ETRACS ETNs, unless we determine otherwise or your broker or other financial intermediary bundles your ETRACS ETNs for redemption with those of other investors to reach this minimum requirement and there can be no assurance that they can or will do so. Therefore, the liquidity of the ETRACS ETNs may be limited.

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Potential automatic acceleration — In the event the indicative value of the ETRACS ETNs (i) equals $5.00 or less on any Index Business Day or (ii) decreases in value at least 60% as compared to the closing indicative value on the previous Trading Day, the ETRACS ETNs will be automatically accelerated and mandatorily redeemed by UBS and you will receive a cash payment equal to the Acceleration Amount.

•	Uncertain tax treatment — Significant aspects of the tax treatment of the ETRACS ETNs are uncertain. You should consult your own tax advisor about your own tax situation.

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UBS’s Call Right — UBS may elect to redeem all outstanding ETRACS ETNs on any Trading Day on or after December 5, 2011 as described under “Specific Terms of the Securities — UBS’s Call Right” beginning on page S-45 of the ETRACS Prospectus. If UBS exercises its Call Right, the Call Settlement Amount may be less than your initial investment in the ETRACS ETNs.

For questions or additional information about ETRACS:

Contact us	ETRACS Investor Service Center: +1 – 877 – ETRACS 5	Email: etracs@ubs.com
	Hours available: Monday to Friday 8:00 a.m. – 5:00 p.m. EST	Website: ubs.com/etracs

1The issuer credit rating as of December 5, 2011 pertains to the creditworthiness of UBS AG (that is, the ability of UBS AG to meet its obligations under the terms of the ETNs) and is not indicative of the market risk associated with the ETNs. The creditworthiness of UBS AG does not affect or enhance the likely performance of the ETNs other than with respect to the ability of UBS AG to meet its obligations thereunder. We have not obtained a rating from any rating organization with respect to the ETRACS ETNs.

This material is issued by UBS AG or an affiliate thereof (“UBS”). Products and services mentioned in this publication may not be available for residents of certain jurisdictions. Please consult the restrictions relating to the product or service in question for further information. Activities with respect to US securities are conducted through UBS Securities LLC, a US broker/dealer. Member of SIPC (http://www.sipc.org/). An investment in the ETRACS ETNs involves risks and is subject to the creditworthiness of UBS. We urge you to read the more detailed explanation of risks described under “Risk Factors” in the prospectus supplement for the ETRACS ETNs. ETRACS ETNs are sold only in conjunction with the relevant offering materials. UBS has filed a registration statement (including a prospectus, as supplemented by a prospectus supplement for the offering of the ETRACS ETNs with the Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read these documents and any other documents that UBS has filed with the SEC for more complete information about UBS and the offering to which this communication relates. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, you can request the prospectus and the applicable prospectus supplement by calling toll-free (+1-877-387 2275). In the US, securities underwriting, trading and brokerage activities and M&A advisor activities are provided by UBS Securities LLC, a registered broker/dealer that is a wholly owned subsidiary of UBS AG, a member of the New York Stock Exchange and other principal exchanges, and a member of SIPC. UBS Financial Services Inc. is a registered broker/dealer and affiliate of UBS Securities LLC. UBS specifically prohibits the redistribution of this material and accepts no liability whatsoever for the actions of third parties in this respect. The ETNs are not sponsored, endorsed, sold or promoted by S&P or the CBOE. S&P and CBOE make no representation, condition or warranty, express or implied, to the owners of the ETN or any member of the public regarding the advisability of investing in securities generally or in the ETN or in the ability of the Index to track market performance.

© UBS 2011. The key symbol and UBS are among the registered and unregistered trademarks of UBS. “Standard & Poor’s®,” “S&P®,” “S&P 500®,” “Standard & Poor’s 500™,” “S&P 500 VIX Futures Term-Structure Index ER™,” “S&P 500 VIX Short-Term Futures™ Index ER,” and “S&P 500 VIX Mid-Term Futures™ Index ER,” are trademarks of S&P and have been licensed for use by UBS. “VIX” is a registered trademark of the Chicago Board Options Exchange, Incorporated (“CBOE”) and has been licensed for use by S&P. Other marks may be trademarks of their respective owners. All rights reserved.

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